UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26056

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Image Sensing Systems, Inc.
(Exact name of registrant as specified in its charter)

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Spruce Tree Centre, Suite 400
1600 University Avenue W.
St. Paul, MN 55104
(651) 603‑7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share of Image Sensing Systems, Inc.*
Preferred Share Purchase Rights of Image Sensing Systems, Inc.*
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share of Autoscope Technologies Corporation
Preferred Share Purchase Rights of Autoscope Technologies Corporation
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g‑4(a)(1)	☒
Rule 12g‑4(a)(2)	☐
Rule 12h‑3(b)(1)(i)	☒
Rule 12h‑3(b)(1)(ii)	☐
Rule 15d‑6	☐
Rule 15d‑22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On July 21, 2021, Image Sensing Systems, Inc., a Minnesota corporation (“ISNS”), implemented a holding company reorganization pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 20, 2021 by and among ISNS; Autoscope Technologies Corporation, a Minnesota corporation; and Spruce Tree MergerCo, Inc., a Minnesota corporation and a wholly-owned subsidiary of Autoscope (“Spruce Tree”), which resulted in Autoscope directly owning all of the outstanding common stock of ISNS (the “Reorganization”). In the Reorganization, ISNS merged with and into Spruce Tree (the “Merger”), with ISNS surviving the Merger as a direct wholly-owned subsidiary of Autoscope. Each share of common stock of ISNS, par value $0.01 per share (“ISNS Common Stock”), issued and outstanding immediately before the effective time of the Merger automatically converted into an equivalent corresponding share of common stock of , par value $0.01 per share, having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of ISNS Common Stock being converted. Accordingly, ISNS’s shareholders immediately before the consummation of the Merger became shareholders of Autoscope upon consummation of the Merger. The Merger constitutes a succession for purposes of Rule 12g‑3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of ISNS and does not affect the reporting obligations of Autoscope, which is the successor registrant to ISNS under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Autoscope Technologies Corporation, as successor registrant to Image Sensing Systems, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2021

Autoscope Technologies Corporation
(in its capacity as successor registrant to Image Sensing Systems, Inc.)

By:	/s/ Frank G. Hallowell
Name: Frank G. Hallowell
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)